Filed by Coca-Cola HBC AG

pursuant to Rule 425 under the Securities Act of 1933

Subject Company:

Coca-Cola Hellenic Bottling Company S.A.

Registration Statement File No. 333-184685

The following is an article published by Bloomberg.  This document does not contain, constitute or form part of any offer or invitation to sell or subscribe or any solicitation of any offer to purchase or subscribe for any securities in any jurisdiction, and neither this document (nor any part of it) nor the fact of its distribution form the basis of, or may be relied upon in connection with, or act as any inducement to enter into, any contract or commitment whatsoever.

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Coca-Cola HBC Sees Margin Rebound as Bottler Makes London Debut

By Clementine Fletcher - Apr 29, 2013

Coca-Cola HBC AG, the soft-drink bottler that switched its primary listing to the London Stock Exchange today, expects profitability to rebound this year as sugar and oil prices rise at a slower pace than previous years.

Commodity costs will increase at a “low single-digit”pace, after climbing 14 percent in 2011 and 6 percent in 2012, Chief Executive Officer Dimitris Lois said in an interview at the London bourse. Cost reduction measures such as consolidating some office processes will also boost margins, helping offset a slowdown in revenue growth, Lois said.

Rising prices for commodities have presented an additional challenge for food and drink makers in recent years as they struggle to contend with weakening consumer demand. Coca-Cola HBC’s operating margin declined to 6.4 percent of sales in its 2012 fiscal year from 10.8 percent in 2007. Lois said today that he expects the margin to return to levels seen before the European financial crisis, without giving a timeframe. European markets show few signs of stabilization, he also said.

“It’s a bit of a challenge,” the CEO said. “At some stage this year we’ll be able to look back and say that probably the worst is behind us, but it’s still a tough year.”

Coca-Cola HBC shares traded at 1,737 pence at 4:17 p.m. on their first day of London trading, giving the company a market value of about 6.1 billion pounds ($9.5 billion). The bottler said in October it would move its primary listing from Athens to London, fleeing the epicenter of Europe’s debt crisis. It also switched its domicile to Zug, Switzerland.

‘Quite Complex’

The listing process was “innovative and quite complex,” and “made the company known to a wider audience who aren’t particularly knowledgeable about the Coke bottling system,”Lois said. The move will make Coca-Cola HBC eligible for inclusion in London’s benchmark FTSE 100 Index (UKX) in September.

Cost reduction measures such as consolidating finance and human resources into one center will reduce expenses by about 65 million euros this year, Chief Financial Officer Michalis Imellos said in the same interview.

Revenue, excluding currency shifts, will grow at a slower pace than last year’s 2 percent, Lois said, as austerity measures in the Eurozone weigh on improvements elsewhere. He declined to comment on whether the volume of products sold would increase after being unchanged last year.

Coca-Cola HBC operates in countries with lower per-capita consumption of sparkling drinks than the rest of the Eurozone, which will help in boosting volume growth, Lois said.

Russia, Nigeria

Coca-Cola HBC buys concentrate from Coca-Cola Co. and blends, bottles and sells the products in European countries including Greece and Italy. Lois said he’s optimistic about the emerging markets of Russia and Nigeria this year. Sales of Coca-Cola in Russia were helped by a government ban on selling beer at freestanding kiosks, he said.

“We still have a lot of consumers to recruit,” Lois said, noting that per-capita consumption in most of its markets for sparkling beverages is lower than the Eurozone average. He cited Italy, one of the country’s biggest markets, which has a 20 percent lower per-capita consumption of sparkling beverages than Serbia, and 40 percent lower consumption than Bulgaria.

The company expects to sell bonds in the next six-to-nine months, the CEO said, as it seeks to refinance about 1 billion euros of debt due by 2014. Coca-Cola HBC will sell bonds in euros and seek an average debt maturity of about 5 years. It’s not looking to raise money for acquisitions and isn’t interested in buying Coca-Cola’s German bottling operations, Lois said.

Coca-Cola Enterprises Inc., another bottler of the bestselling soft drink, said April 25 that it let a right to buy Coca-Cola’s German bottling operations lapse.

To contact the reporter on this story: Clementine Fletcher in London at cfletcher5@bloomberg.net

To contact the editor responsible for this story: Celeste Perri at cperri@bloomberg.net

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Important Notice

Coca-Cola HBC AG (“Coca-Cola HBC”) has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4, which includes an offer to exchange/prospectus. Coca-Cola Hellenic has filed a related solicitation/recommendation statement on Schedule 14D-9 with the SEC. This document is not a substitute for the registration statement, offer to exchange/prospectus or any other offering materials or other documents that Coca-Cola HBC or Coca-Cola Hellenic have filed or will file with the SEC or have sent or will send to shareholders. INVESTORS ARE URGED TO READ ANY DOCUMENTS FILED OR TO BE FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of such filings without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from Coca-Cola HBC and Coca-Cola Hellenic, without charge, once they are filed with the SEC. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended (the “Securities Act”).

This document does not contain, constitute or form part of any offer or invitation to sell or subscribe or any solicitation of any offer to purchase or subscribe for any securities in any jurisdiction, and neither this document (nor any part of it) nor the fact of its distribution form the basis of, or may be relied upon in connection with, or act as any inducement to enter into, any contract or commitment whatsoever.

Other than as set forth above, no securities described in this document will be or have been registered under the Securities Act and may be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Cautionary Statement Regarding Forward-Looking Statements

The information contained in this document is for background purposes only and does not purport to be full or complete. No reliance may or should be placed by any person for any purposes whatsoever on the information contained in this document or on its completeness, accuracy or fairness. The information in this document is subject to change.

This document contains forward-looking statements that involve risks and uncertainties. These statements may generally, but not always, be identified by the use of words such as “believe,” “outlook,” “guidance,” “intend,” “expect,” “anticipate,” “plan,” “target” and similar expressions to identify forward-looking statements. All statements other than statements of historical facts, including, among others, statements regarding plans for Coca-Cola Hellenic and for Coca-Cola HBC following completion of the exchange offer; planned de-listings and U.S. de-registration of the ordinary shares and American depositary shares of Coca-Cola Hellenic; Coca-Cola Hellenic’s future financial position and results; Coca-Cola Hellenic’s outlook for 2013 and future years; business strategy; the effects of the global economic slowdown; the impact of the sovereign debt crisis, currency volatility, Coca-Cola Hellenic’s recent acquisitions, and restructuring initiatives on Coca-Cola Hellenic’s business and financial condition; Coca-Cola Hellenic’s future dealings with The Coca-Cola Company; budgets; projected levels of consumption and production; projected raw material and other costs; estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements. You should not place undue reliance on such forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect current expectations and assumptions as to future events and circumstances that may not prove accurate. Actual results and events could differ materially from those anticipated in the forward-looking statements for many reasons.

Although Coca-Cola HBC and Coca-Cola Hellenic believe that, as of the date of this document, the expectations reflected in the forward-looking statements are reasonable, Coca-Cola HBC and Coca-Cola Hellenic cannot assure you that future events will meet these expectations. Moreover, neither Coca-Cola HBC nor Coca-Cola Hellenic nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. After the date of this document, unless Coca-Cola Hellenic is required by law or the rules of the United Kingdom Financial Services Authority to update these forward-looking statements, Coca-Cola Hellenic will not necessarily update any of these forward-looking statements to conform them either to actual results or to changes in expectations.